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United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No.____)


    Jardine Fleming India Fund, Inc.

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(Name of Subject Company (issuer))


    Jardine Fleming India Fund, Inc.

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(Names of Filing Persons (identifying status as offeror, issuer or other person))


    10,122,788 shares O/S, Par Value $.001 Per Share

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(Title of Class of Securities)


    471112102

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(CUSIP Number of Class of Securities)


    J. Eugene Marans
    Cleary, Gottlieb, Steen & Hamilton
    2000 Pennsylvania Avenue, NW
    Washington, DC  20006
    (202) 974-1500
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(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

    Transaction Valuation         Amount of filing fee
       $                             $

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid:
                       -----------------------
Form or Registration No.:
                         ---------------------
Filing Party:
             ---------------------------------
Date Filed:
           -----------------------------------

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[ X ] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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FOR IMMEDIATE RELEASE

JFI ANNOUNCES A SELF TENDER FOR UP TO 25% OF OUTSTANDING SHARES

The Board of Directors of Jardine Fleming India Fund, Inc. (NYSE: JFI) announced today that it has unanimously approved conducting a tender offer to acquire up to 25% of its outstanding shares of common stock at a per share cash purchase price of 95% of net asset value as determined on the day after the closing of the tender offer. The tender offer is expected to commence on September 14, 2000 and remain open through October 12, 2000, unless extended. The Fund's share repurchase program announced August 11, 2000 will be temporarily suspended to allow for the dissemination of this announcement into the marketplace, and will resume several days after this release as a complementary action to enhance shareholder value.

The Board of Directors also announced that it has authorized the Fund to maintain the share repurchase program in place on an ongoing basis, allowing the Fund to buy back its shares in the open market at any time and at prices determined to be in the best interest of shareholders.

In addition to the announced tender offer and the continuous share repurchase program, the Board of Directors is evaluating more permanent, ongoing mechanisms intended to narrow the discount to net asset value at which the Fund's shares trade in the market. These include the use of tenders in the future based on market conditions and subject to relative and absolute discount levels, tax considerations, expense ratios and the size of the Fund. The Board also approved undertaking discussions with the U.S. Securities and Exchange Commission to explore the potential of permitting a more flexible, periodic tender mechanism than is allowed under current U.S. securities regulations which would allow the Fund greater flexibility in using its discretion as to frequency and timing of tenders as dictated by market conditions.

These actions are consistent with the Board's stated intention to enhance shareholder value. Since July 1, 1999 the Fund has implemented two advisory fee reductions, from 1.35% to 1.15% of net assets, and has announced two share repurchase programs, the first of which was completed on March 16, 2000 and resulted in the repurchase of approximately 10% of the Fund's outstanding shares.

The Fund, a non-diversified investment company, is managed by Jardine Fleming International Management Inc. (JFIMI). On August 1, 2000, Chase Manhattan Corp. announced the completion of its proposed acquisition of Robert Fleming Holdings Ltd., the parent company of JFIMI. As of July 31, 2000, the Fund's net asset value per share was $14.61 and its market price was $9.94, which was a discount to net asset value of (31.96)%.

                                  * * * * * * *

There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund's shares trade. This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. Any tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available because they will contain important information. These and other filed documents will be available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.

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                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       JARDINE FLEMING INDIA FUND, INC.

                                       /s/    JOANNE M. KILKEARY
                                       --------------------------------
                                       Name:  Joanne M. Kilkeary
                                       Title: Assistant Treasurer

Dated:  August 25, 2000